Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

February 27, 2023

Registration Statement No. 333-237579

Supplementing the Preliminary Pricing Supplement, dated February 27, 2023,

and the Prospectus Supplement and Prospectus, each dated April 6, 2020

John Deere Capital Corporation

$300 million Floating Rate Senior Notes Due March 3, 2026

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
A+ by Fitch Ratings, Inc.
Note Type:	Medium-Term Notes, Series H
Issue Size:	$300 million
Trade Date:	February 27, 2023
Settlement Date (T+4):	March 3, 2023
Maturity Date:	March 3, 2026
Coupon:	Compounded SOFR (as defined in the Preliminary Pricing Supplement dated February 27, 2023) determined on the Interest Determination Dates + 57 bps
Benchmark:	Compounded SOFR
Minimum Interest Rate:	0.000%
Interest Payment Dates:	Quarterly on the 3rd of March, June, September and December commencing on June 3, 2023 and ending on the Maturity Date.
Interest Reset Dates:	Each Interest Payment Date.
Interest Determination Dates:	Quarterly, five U.S. Government Securities Business Days preceding each Interest Reset Date.
Interest Period:	Each quarterly period from, and including, an Interest Payment Date (or, in the case of the first Interest Period, the Settlement Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period, the Maturity Date).
Observation Period:	The period from and including five U.S. Government Securities Business Days preceding an Interest Payment Date to but excluding five U.S. Government Securities Business Days preceding the next Interest Payment Date, provided that the first Observation Period shall be from and including five U.S. Government Securities Business Days preceding the Settlement Date to but excluding five U.S. Government Securities Business Days preceding the first Interest Payment Date.
Day Count:	Actual/360, Adjusted
Business Day Convention:	Modified Following, Adjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	100.000% plus accrued interest from March 3, 2023
Gross Spread:	0.150%
Net Proceeds (%):	99.850% plus accrued interest from March 3, 2023
Net Proceeds ($):	$299,550,000 plus accrued interest from March 3, 2023
CUSIP / ISIN:	24422EWU9 / US24422EWU99
Joint Book-Running Managers:	Barclays Capital Inc.
Citigroup Global Markets Inc.
Credit Agricole Securities (USA) Inc.
MUFG Securities Americas Inc.
Co-Managers:	BNP Paribas Securities Corp.
Loop Capital Markets LLC
PNC Capital Markets LLC
SMBC Nikko Securities America, Inc.
U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Credit Agricole Securities (USA) Inc. toll-free at 1-866-807-6030 and MUFG Securities Americas Inc. toll-free at 1-877-649-6848.

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